July 24, 2025

Ben Kohn
Chief Executive Officer
Playboy, Inc.
10960 Wilshire Blvd., Suite 2200
Los Angeles, CA 90024

       Re: Playboy, Inc.
           Registration Statement on Form S-3
           Filed July 18, 2025
           File No. 333-288774
Dear Ben Kohn:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rebekah Reed at 202-551-5332 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Claudia Dubon